

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

August 22, 2008

Via U.S. mail and facsimile

Mr. Steven F. Leer
Chairman and Chief Executive Officer
Arch Coal, Inc.
One CityPlace Drive, Ste. 300
St. Louis, Missouri 63141

> **Re: Arch Coal, Inc.**
> **Form 10-K**
> **Filed February 29, 2008**
> **File No. 1-13105**

Dear Mr. Leer:

We have completed our review of your filing and response letter and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director

Cc: J. Madison
     M. Karney